SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 31)
Consolidated Capital Properties IV

(Name of Issuer)
Limited Partnership Units

(Title of Class of Securities)
None

(CUSIP Number)
Ms. Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
P.O. Box 1089
Greenville, South Carolina 29601
Telephone: (864) 239-1000
with a copy to:
M. Todd Wade
Powell Goldstein LLP
1201 West Peachtree Street, NW, Fourteenth Floor
Atlanta, Georgia 30309
Telephone: (404) 572-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 29, 2008

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.
(Continued on following pages)
(Page 1 of 9 Pages)

CUSIP No.	Not Applicable	Page	2	of	9

1	NAMES OF REPORTING PERSONS AIMCO PROPERTIES, L.P. 84-1275721

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		237,778.5 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

237,778.5 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

237,778.5 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	Not Applicable	Page	3	of	9

1	NAMES OF REPORTING PERSONS AIMCO-GP, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		237,778.5 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

237,778.5 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

237,778.5 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	Not Applicable	Page	4	of	9

1	NAMES OF REPORTING PERSONS APARTMENT INVESTMENT AND MANAGEMENT COMPANY 84-1259577

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		237,778.5 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

237,778.5 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

237,778.5 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	Not Applicable	Page	5	of	9

1	NAMES OF REPORTING PERSONS AIMCO IPLP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		96,646 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

96,646 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

96,646 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 28.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	Not Applicable	Page	6	of	9

1	NAMES OF REPORTING PERSONS AIMCO/IPT, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		96,646 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

96,646 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

96,646 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 28.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	Not Applicable	Page	7	of	9

1	NAMES OF REPORTING PERSONS IPLP ACQUISITIONS I, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		29,612.50 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

29,612.50 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,612.50 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	Not Applicable	Page	8	of	9

Item 1.	Security and Issuer
     The name of the issuer is Consolidated Capital Properties IV, a Delaware limited partnership (the “Partnership”), and the address of its principal executive offices is 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80210. The title of the class of equity securities to which this statement relates are the units of limited partnership interest of the Partnership (the “Units”).
     This Amendment No. 31 (this “Amendment”) amends Item 4 of the Statement on Schedule 13D filed previously by AIMCO Properties, L.P. or certain of its affiliates.

Item 4.	Purpose of Transaction.
     Item 4 is hereby amended by adding the following paragraphs:
     ConCap Equities, Inc. is the general partner (the “General Partner”) of the Partnership. The General Partner is an affiliate of the Reporting Persons. The Partnership owns a 99% interest in Foothill Chimney Associates Limited Partnership, a Georgia limited partnership (the “Operating Partnership”). The Operating Partnership owns Belmont Place Apartments (“Belmont”), a 326-unit apartment complex located in Marietta, Georgia. On September 29, 2008, the Operating Partnership and one other partnership that together own two apartment complexes containing an aggregate of 1,046 apartment units entered into an Agreement for Purchase and Sale and Joint Escrow Instructions, as amended on October 2, 2008 (the “Purchase Agreement”) with third parties, JRK Property Holdings, Inc., a California corporation, and JRK Birchmont Advisors, LLC, a Delaware limited liability company (collectively, the “Purchaser”), to sell the two apartment complexes to the Purchaser for a total sales price of $75,200,000, $35,200,000 of which is to be allocated to Belmont (the “Transaction”).
     Upon the completion of the sale of the Property, the Partnership will continue to conduct its business.
     The Transaction must be approved by the General Partner and a majority in interest of the limited partners of the Partnership. The General Partner’s affiliates (including the Reporting Persons), which own a majority of the outstanding units of limited partnership interests in the Partnership, have indicated that they intend to take action by written consent to approve the Transaction. As a result, approval of the Transaction is assured, and no other limited partner’s consent to the Transaction would be required.

Item 7.	Material to be Filed as Exhibits.

Exhibit 7.1	Agreement of Joint Filing, dated October 10, 2008.

Exhibit 10.1
Agreement for Purchase and Sale and Joint Escrow Instructions between Foothill Chimney Associates Limited Partnership, a Georgia limited partnership, and affiliated Selling Partnership and JRK Property Holdings, Inc., a California corporation and JRK Birchmont Advisors, LLC, a

CUSIP No.	Not Applicable	Page	9	of	9

Delaware limited liability company, dated September 29, 2008 (incorporated by reference to Exhibit 10.140 of the Company report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2008).

Exhibit 10.2
First Amendment to Agreement for Purchase and Sale and Joint Escrow Instructions between Foothill Chimney Associates Limited Partnership, a Georgia limited partnership, and affiliated Selling Partnership and JRK Property Holdings, Inc., a California corporation and JRK Birchmont Advisors, LLC, a Delaware limited liability company, dated October 2, 2008 (incorporated by reference to Exhibit 10.141 of the Company report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2008).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 10, 2008

AIMCO PROPERTIES, L.P.
By:	AIMCO-GP, INC.
(General Partner)

AIMCO-GP, INC. APARTMENT INVESTMENT AND MANAGEMENT COMPANY AIMCO IPLP, L.P.
By:	AIMCO/IPLP, L.P.
(General Partner)

AIMCO/IPT, INC. IPLP ACQUISITIONS I, L.L.C.
By:	/s/ Martha L. Long
Senior Vice President
of each of the foregoing entities